As filed with the Securities and Exchange Commission on June 7, 2017

Securities Act Registration No. 333-216928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

BlackRock Capital Investment Corporation

(Exact name of Registrant as specified in its charter)

40 East 52nd Street

New York, NY 10022

(Address of Principal Executive Offices)

(212) 810-5800

(Registrant’s Telephone Number, Including Area Code)

Michael J. Zugay

BlackRock Capital Investment Corporation

40 East 52nd Street

New York, NY 10022

(Name and Address of Agent for Service)

Copies to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Laurence D. Paredes

BlackRock Capital Investment Corporation

40 East 52nd Street

New York, NY 10022

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-216928) of BlackRock Capital Investment Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C

OTHER INFORMATION

Item 25.	Financial statements and exhibits

1.	Financial Statements

See the Index to Financial Statements on page F-1.

2.	Exhibits

(a)(1)	Certificate of Incorporation.(1)

(b)	Amended and Restated By-Laws.(1)

(d)(1)	Form of Specimen Stock Certificate.(2)

(d)(2)	Form of Indenture.(3)

(d)(3)	Statement of Eligibility of Trustee on Form T-1.*

(d)(4)	Form of Subscription Certificate.(3)

(d)(5)	Form of Warrant Agreement.(3)

(e)	Amended and Restated Dividend Reinvestment Plan.(4)

(g)	Investment Management Agreement.(1)

(h)(1)	Form of Underwriting Agreement for Equity.(5)

(h)(2)	Form of Underwriting Agreement for Debt.(5)

(j)(1)	Custody Agreement.(6)

(j)(2)	Form of Foreign Custody Manager Agreement.(2)

(k)(1)	Form of Stock Transfer Agency Agreement.(6)

(k)(2)	Form of Administration Agreement.(6)

(k)(3)	Form of Sub-Administration and Accounting Services Agreement.(6)

(k)(4)	Note Purchase Agreement.(7)

(k)(5)(a)	Second Amended and Restated Senior Secured Revolving Credit Agreement.(8)

(k)(5)(b)	Second Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement.(18)

(k)(6)(a)	Indenture dated February 19, 2013 relating to the 5.50% Convertible Senior Notes due 2018.(10)

(k)(6)(b)	Form of Global Note 5.50% Convertible Senior Note due 2018 (included as part of exhibit (k)(6)(a)).(10)

(k)(7)	Limited Liability Company Agreement, dated as of June 23, 2016, between the Registrant and Windward Investments LLC.(13)

(l)	Opinion and Consent of Counsel to the Company.(17)

(n)(1)	Consent of Independent Registered Public Accounting Firm.(17)

(n)(2)	Report of Independent Registered Public Accounting Firm.(14)

(n)(3)	Power of Attorney.(15)

(r)(1)	Code of Ethics of the Company.(9)

(r)(2)	Code of Ethics of the Advisor.(12)

(r)(3)	Code of Ethics and Business Conduct of the Company.(11)

99.1	Form of Preliminary Prospectus Supplement For Common Stock Offerings.(16)

99.2	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings.(16)

99.3	Form of Preliminary Prospectus Supplement For Warrant Offerings.(16)

99.4	Form of Preliminary Prospectus Supplement For Subscription Rights Offerings.(16)

99.5	Form of Preliminary Prospectus Supplement For Debt Offerings.(16)

99.6	Form of Preliminary Prospectus Supplement For Unit Offerings.(16)

*	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on March 9, 2015.
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on June 14, 2007.
(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 on Form N-2, filed on June 5, 2008.
(4)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on March 4, 2009.
(5)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 2 on Form N-2, filed on October 14, 2008.
(6)	Incorporated by reference to the Registrant’s Form 10-K as filed with the Securities and Exchange Commission on March 29, 2006.
(7)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on January 19, 2011.
(8)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on February 24, 2016.
(9)	Incorporated by reference to the Registrant’s Form 10-K as filed with the Securities and Exchange Commission on March 12, 2010.
(10)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on February 19, 2013.
(11)	Incorporated by reference to the Registrant’s Form 10-K as filed with the Securities and Exchange Commission on March 16, 2009.
(12)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Form N-2 under the Securities Act of 1933 (File No. 333-203068), filed on March 27, 2015.
(13)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on June 29, 2016.
(14)	Incorporated by reference to Exhibit (n)(1) to the Registrant’s Form N-2 under the Securities Act of 1933 (File No. 333-216928), filed on March 24, 2017.
(15)	Incorporated by reference to Exhibit (n)(2) to the Registrant’s Form N-2 under the Securities Act of 1933 (File No. 333-216928), filed on March 24, 2017.
(16)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Form N-2 under the Securities Act of 1933 (File No. 333-216928), filed on March 24, 2017.
(17)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Form N-2 under the Securities Act of 1933 (File No. 333-216928), filed on May 9, 2017.
(18)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on June 5, 2017.

Item 26.	Marketing arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27.	Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fee	$174,150
NASDAQ Global Select Market listing fee	187,500
Printing (other than certificates)	875,000
Accounting fees and expenses	250,000
Legal fees and expenses	625,000
FINRA fee	75,500
Miscellaneous fees and expenses	18,750

Total	$2,205,900

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons controlled by or under common control with the registrant

The following list sets forth each of the companies considered to be “controlled” by us as defined by the Investment Company Act of 1940.

As of December 31, 2016:

% of Voting Securities owned
Bankruptcy Management Solutions, Inc.	37.0%
BCIC Senior Loan Partners, LLC	50.0%
CB-HDT Holdings, Inc.	35.6%
First Boston Construction Holdings, LLC	36.7%
Gordon Brothers Finance Company	50.0%
MBS Group Holdings Inc.	100.0%
Red Apple Stores Inc.	100.0%

Item 29.	Number of holders of shares

As of May 5, 2017:

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	265

Item 30.	Indemnification

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

We may agree to indemnify any underwriters or agents against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31.	Business and other connections of investment adviser

BlackRock Advisors, LLC, a limited liability company organized under the laws of Delaware (the “Advisor”), acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Advisor filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-47710).

Item 32.	Location of accounts and records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o BlackRock Advisors, LLC, 40 East 52nd Street, New York, NY 10022, at the offices of the Registrant’s Custodian, 2 Hanson Place, 6th Floor, Brooklyn, NY 11217 and at the offices of the Registrant’s Transfer Agent, 480 Washington Blvd., Jersey City, NJ 07310.

Item 33.	Management services

Not Applicable.

Item 34.	Undertakings

(1) The Registrant hereby undertakes to suspend the offering of the securities until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant;

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f) to file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement;

(g) to file a post-effective amendment to the registration statement with respect to any offering of units; and

(h) to file a post-effective amendment to the registration statement with respect to any rights offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 7th day of June, 2017.

By:	/S/ MICHAEL J. ZUGAY
Name:	Michael J. Zugay
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 7th day of June, 2017.

Name	Title

/S/ MICHAEL J. ZUGAY Michael J. Zugay	Chief Executive Officer (Principal Executive Officer)

/S/ DONNA M. MILIA Donna M. Milia	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* James E. Keenan	Chairman of the Board of Directors

* John R. Baron	Director

* Jerrold B. Harris	Director

* Mark S. Lies	Director

* William E. Mayer	Director

* Maureen K. Usifer	Director

* By:	/S/ MICHAEL J. ZUGAY

Signed by Michael J. Zugay on behalf of those identified pursuant to his designation as attorney-in-fact signed by Messrs. Baron, Harris, Keenan, Lies, Mayer and Ms. Usifer on March 7, 2017.

June 7, 2017

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

INDEX TO EXHIBITS

Exhibit No.	Description

(d)(3)	Statement of Eligibility of Trustee on Form T-1.*

*	Filed herewith.